EXHIBIT 99.5

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

(In thousands except shares of voting common stock outstanding)

	Shares of voting common stock outstanding	Voting common stock	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at March 29, 2025	19,594,687	$100,609	$19,719	$(138,295)	$(44)	$(18,011)
Net loss	—	—	—	(2,558)	—	(2,558)
Cumulative translation adjustment	—	—	—	—	34	34

Total comprehensive loss	—	—	—	—	—	(2,524)

Balance at September 27, 2025	19,594,687	$100,609	$19,719	$(140,853)	$(10)	$(20,535)

	Shares of voting common stock outstanding	Voting common stock	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at March 30, 2024	19,165,969	$98,480	$21,825	$(125,476)	$22	$(5,149)
Net loss	—	—	—	(3,081)	—	(3,081)
Cumulative translation adjustment	—	—	—	—	4	4

Total comprehensive loss	—	—	—	—	—	(3,077)
Settlement of stock units	145,392	743	(743)	—	—	—

Balance at September 28, 2024	19,311,361	$99,223	$21,082	$(128,557)	$26	$(8,226)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

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